UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             Mylan Laboratories Inc.
                                (Name of Issuer)

                     Common Stock, par value $.50 per share
                         (Title of Class of Securities)

                                    628530107
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                            Associate General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 22, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

Item 1.  Security and Issuer

     This Schedule 13D filed by the Registrants with the U.S. Securities and Exchange Commission on September 7, 2004 as amended on September 17, 2004, November 1, 2004 and November 19, 2004, relates to the common shares, $.50 par value (the "Shares"), of Mylan Laboratories Inc., a Pennsylvania corporation (the "Issuer") is amended to furnish information as set forth herein. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.


Item 4.  Purpose of Transaction


     Item 4 is hereby amended to add the following:

     On November 22, 2004, High River delivered a letter to the Issuer, which letter is attached hereto as Exhibit 1, and is incorporated herein in its entirety.

     SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY MR. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF MYLAN LABORATORIES INC. FOR USE AT ITS SPECIAL MEETING WHEN AND IF THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF MYLAN LABORATORIES INC. AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN A PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 14A FILED BY MR. ICAHN AND HIS AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 14, 2004 WITH RESPECT TO MYLAN LABORATORIES INC. THAT SCHEDULE 14A IS CURRENTLY AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE.


Item 7.  Material to be Filed as Exhibits


1.       Letter dated November 22, 2004 from High River to the Issuer.


SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 2004

BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HOPPER INVESTMENTS LLC
By:      BARBERRY CORP., Sole Member



         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP
By:      HOPPER INVESTMENTS LLC, General Partner
         By:      BARBERRY CORP., Sole Member



                  By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory



/s/ Carl C. Icahn
CARL C. ICAHN


/s/ Gail Golden
GAIL GOLDEN





      [Signature Page of Amendment No. 4 to Schedule 13D with respect to Mylan]

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                         High River Limited Partnership
                          767 Fifth Avenue - 47th Floor
                            New York, New York 10153


                                                     November 22, 2004


Board of Directors
Mylan Laboratories, Inc.
1500 Corporate Drive - Suite 400
Canonsburg, Pennsylvania  15317-8574

                  Re:  Mylan Laboratories, Inc. ("Mylan")

Ladies and Gentlemen:

     We were astonished to see that within 3 hours after receiving our letter on November 19, 2005, Mylan cavalierly dismissed our $20 per share acquisition proposal as a "tactic" and that less than 3 days after receiving our letter, without even so much as placing a phone call to us to discuss our proposal, Mylan has taken the position that ours is not a serious offer and that discussions between our companies are not in the best interest of Mylan.

     We do not, have not and will not make frivolous bids. We advise you that we anticipate contributing, together with our affiliates, at least $1.5 billion of equity to the acquisition of Mylan and are prepared to provide detail regarding our financial condition at your request. (1) We are in discussion with a major financial institution regarding additional funding and based upon those conversations we are confident that once due diligence is provided we would be able to submit to the Board a fully funded transaction. Perhaps if the Board, which has stated that it is in the best position to determine the long-term plans for Mylan, had bothered to speak to us rather than rushing out a press release, it could have been better informed before racing to conclusions.

     We think the real test of long-term commitment to a company is reflected by the number of shares purchased with your own money. In our September meetings with Mr. Coury he recounted to us that he was a wealthy man, however, he has reported purchasing less that 2,000 Mylan shares. Yes, the company has given him plenty of stock, but how much of his money has he invested in Mylan? How much have all of the Board members other than Mr. Puskar invested in Mylan?

     It is interesting that you have gone back three to five years to support the results obtained by Mylan, which you describe as significantly outperforming "most" industry peers. We have received a study by A.T. Kearney that indicates that for fiscal years 2002-2004, (years 2003 and 2004 being the "Coury years"), Mylan's revenue and EBITDA grew at a compounded annual

--------
1 Our Mylan position existed prior to our recent establishment of a hedge fund and therefore that fund would not participate in this transaction.

growth rate of 11.6 percent and 10.7 percent, respectively, compared to 21 and 28 percent for its largest competitors.

     Given that performance, we would have expected Mr. Coury's compensation to suffer. However, paradoxical to what we think would be congruous compensation for Mylan performance, in the 2003 fiscal year, Mylan paid Mr. Coury over $2.4 million in cash and stock options which Mylan reported as having a potential realizable value of between $12.7 and $32.7 million. In the face of lagging Mylan performance in the 2004 fiscal year, Mr. Coury was paid over $3 million in cash and received restricted stock which Mylan reported at a value of $6,150,375. We find this to be offensive and, given the fact that Mylan's generic segment revenue decreased by approximately 18 percent for the quarter ending September 30, 2004 over the results for September 30, 2003, it appears to us that the Board's apparent enthusiasm for existing management is misplaced.

     Although disappointing, the substantial compensation to Mr. Coury is not surprising, in light of the criticism to which Mylan has been subjected regarding corporate governance. As reported in the interactive edition of the Pittsburgh Post-Gazette on November 2, 2004:

          GovernanceMetrics International, a New York firm that evaluates companies on corporate governance issues, ranks Mylan 2.5 on a scale of 1 to 10, with 10 being the best. It faulted the drug maker for compensation practices, lack of independent directors, and business deals between the company and officers, directors or their relatives, said Gavin Anderson, GovernanceMetrics chief executive officer.

          Anderson cited the $2 million bonus Coury received in the fiscal year ended March 31, $1.1 million of which was guaranteed. His firm considers seven of Mylan's 11 directors non-independent. Five are current or former officers.

          In the face of mounting criticism, more companies are putting more outsiders on their boards, believing shareholder interests are better served if more directors have fewer ties with management. Charles Elson, chairman of the University of Delaware's Weinberg Center for Corporate Governance said independent directors control 75 percent or more of the board seats at most companies.

          Mylan has "an exceedingly high percentage of insiders or quasi-insiders compared to what's going on inside corporate America today," said Donald Hambrick, a management professor at Penn State's Smeal College of Business. "I can see why Icahn is trying to do what he is."

     If your high-speed rejection of our proposal is indicative of what you have today referred to as the Board's "considered and careful judgments when making any decisions" then perhaps we should not be surprised either by the matters referred to in the above article or by the state of affairs in which Mylan currently finds itself.

                                  Very truly yours,

                                  High River Limited Partnership

                                  By: Hopper Investments LLC,
                                          its general partner

                                  By: Barberry Corp., sole member


                                  By: /s/ Carl C. Icahn
                                  Name: Carl C. Icahn
                                  Title:   Chairman of the Board



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